UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2019

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465) and (333-230244).

ABILITY INC.

On April 17, 2019, Ability Inc. (the “Company”) entered into restricted share award agreements with each of Anatoly Hurgin, the Company’s Chief Executive Officer, and Alexander Aurovsky, the Company’s Chief Technology Officer pursuant to which each of Mr. Hurgin and Mr. Aurovksy received an award of 350,000 restricted ordinary shares under the Company’s 2015 Long-Term Equity Incentive Plan and in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version) 1961. In addition to serving as officers of the Company, each of Mr. Hurgin and Mr. Aurovsky also serve as a member of the Company’s board of directors (the “Board”).

The restricted ordinary shares vest in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024, subject to the executive’s continued service with the Company through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan) the restricted ordinary shares will vest immediately prior to such change of control, subject to the executive’s continued service to the Company through the date of the change of control. This summary description of the restricted share award agreements is qualified in its entirety by reference to the agreements, a copy of which are included as Exhibits 10.1 and 10.2, respectively, to this Report.

On April 22, 2019, Naftali Granot notified the Company of his resignation as a member of the Company’s board of directors and nominating and compensation committees, effective immediately, in order to pursue other business and personal activities.

Exhibit

10.1	Restricted Share Agreement between Ability Inc. and Anatoly Hurgin, dated as of April 17, 2019.

10.2	Restricted Share Agreement between Ability Inc. and Alexander Aurovsky, dated as of April 17, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: April 23, 2019	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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